SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                        COMMISSION FILE NUMBER: 0-08125

                                  (Check One):

     |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

     For Period Ended: 6/30/97
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: _____________________________________

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________________________

PART I -- REGISTRANT INFORMATION

___________________________________________________________________________
Full Name of Registrant

                        Detection Systems, Inc.
___________________________________________________________________________
Former Name if Applicable

___________________________________________________________________________
Address of Principal Executive Office (Street and Number)

                        130 Perinton Parkway
___________________________________________________________________________
City, State and Zip Code

                        Fairport, New York  14450
___________________________________________________________________________

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  |X|   | (a) The reasons  described in reasonable detail in Part III of
        |     this form could not be eliminated without unreasonable
        |     effort or expense;
        |
  |X|   | (b) The subject annual report, semi-annual report, transition
        |     report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
        |     portion thereof, will be filed on or before the fifteenth
        |     calendar day following the prescribed due date; or the
        |     subject quarterly report or transition report on Form 10-Q,
        |     or portion thereof, will be filed on or before the fifth
        |     calendar day following the prescribed due date; and
        |
  |_|   | (c) The accountant's statement or other exhibit required by Rule
        |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

    The registrant was unable to timely finalize its financial statements because the allocation of certain balance sheet items is contingent on the interpretation of a loan covenant in its commercial credit facility. The registrant was unable to obtain written confirmation from its lender as to the interpretation of such covenant due to the unavailability of officers of the lender.

PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

         Frank J. Ryan            716          223-4060
    ________________________  ___________  __________________
             (Name)           (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
    filed? If the answer is no, identify repor      |X| Yes  |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                |X| Yes  |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The registrant's net income for its quarter ended June 30, 1997 was $1,133,234 ($.22 per share), compared to $624,283 ($.13 per share) for the corresponding period in 1996. The increase in net income is due primarily to the registrant's acquisitions and manufacturing efficiencies resulting from such acquisitions and the utilization of the registrant's manufacturing facility in China which began operations in 1995.

============================================================================

                          Detection Systems, Inc.
                ____________________________________________
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 15, 1997                     By:  /s/ Karl H. Kostusiak
      ---------------                          -----------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION --------------------------------
       Intentional misstatements or omissions of fact constitute
           Federal Criminal Violations (See 18 U.S.C. 1001).
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